FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 16, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF: FIRST QUARTER REMARKABLE, WITH REVENUES AND PROFIT GROWTH

Net Sales reach R$ 6 billion and a good operating performance generates an EBITDA margin of 13.6%

BRF Brasil Foods ended the first quarter of 2011 reporting a net income of R$ 383 million, a year-on-year increase of 527%, reflecting the operating performance during the period. EBITDA reached R$ 816.4 million on a margin of 13.6%.

Principal elements contributing to the good operating result in the quarter were:

  successful strategy for acquiring inputs against an environment of rising commodity prices, thereby ameliorating the impact of this scenario during the period;

  improvement in the management of the company’s costs and expenses;

  continuity in the capture of synergies in areas authorized by the Brazilian anti-trust agency, CADE;

  improved performance in export markets, the division which most contributed to the increase of 4.8 percentage points in EBITDA margin.

Net sales were R$ 6 billion, 19.3% higher than the first quarter  2010. Gross profit reached R$ 1.5 billion, representing a growth of 37.4% with a margin of 25.7%.

Domestic market sales increased 20.4% to R$3.6 billion, driven by a favorable macroeconomic environment. Growth in volume terms was 13%.

World demand for proteins contributed to a significant recovery in the export market. Export revenue was R$ 2.4 billion, 17.7% higher when compared with the first quarter in 2010, even with the 7.5% appreciation of the real, and accumulating 549.9 thousand tons.

Between January and March of this year, BRF invested a total of R$ 278 million. Funds were dedicated to projects for improvements, replacement and productivity. The largest share of this expenditure was directed towards investments at the units in the states of Santa Catarina, Paraná, Rio Grande do Sul and the Midwest, in addition to the logistics and supply chain. The rate of CAPEX invested is below of planned levels, as company waits CADE´s judgment.

FIRST QUARTER 2011 NUMBERS

R$ million

	1Q11	1Q10
Change %

Net Sales

	6,020	5,047	19%
Domestic Market	3,592	2,985	20%
Exports	2,428	2,062	18%
Gross Profits	1,546	1,125	37%
Gross Margin	25,7%	22,3%	340 bps
EBIT	525	211	149%
Net Income	383	61	527%
Net Margin	6.4%	1.2%	520 bps
EBITDA	816	444	84%
EBITDA Margin	13.6%	8.8%	480 bps
Earnings per share*	0.44	0.07	527%

(*)Consolidated Earnings per Share (in R$), excluding treasury stock and incorporating the stock split approved in April 2010

DOMESTIC MARKET

Brazilian market conditions during the first quarter in 2011 proved favorable for sales of processed products which reported an increase of 16.8% on improved profitability. The good performance reflects public recognition of the quality of the company’s brands, this being instrumental in maintaining margins despite the sharp advance in costs, more especially those of grains.

The Food Service businesses also presented a significant 28.4% growth in sales compared with the same quarter in 2010, driven by the evolution in demand for processed products and the performance of the so-called Global Accounts (networks served both domestically and outside Brazil).

In the meats segment, sales were 27.5% higher while volumes increased 10.7% due to a better mix of produced products and the increase in the relative share of in natura sales of pork and poultry meats, more particularly special cuts.

Growth in volumes of 8.7% was also recorded by the dairy products business on increased sales revenue of 16.2%. Despite a better sales performance, prices paid to producers by the industry continued to pressure costs and consequently, to squeeze margins.

EXPORTS

         BRF reported a strong first quarter recovery in its international market performance despite a substantial rise in costs and the appreciation of the Real against the US dollar. In addition to robust demand, performance was also driven by progress in the project for reinforcing the company’s internal processes.

         The gradual recovery in the world economy and the growing importance of emerging powers, has stimulated an increase in protein consumption. In the first three months of the year, there were shortfalls in production in some countries, further boosting demand for Brazilian meat. This scenario was conducive to the implementation of the company’s principal commercial initiatives as well as ensuring that profits came in at above forecast.

         Meat exports increased 18.3% in sales revenues and 3.7% in volume. In the Food Service segment, the Global Accounts reported growth in consumption for several markets such as the Middle East and Japan.

São Paulo, May 13 2011

For more information:

COMUNICAÇÃO CORPORATIVA

BRF BRASIL FOODS S/A

(11) 2322-5056/5055/5053

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 16, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director